

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2025

Charles M. Shaffer
Chief Executive Officer
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, FL 34994

      Re: Seacoast Banking Corporation of Florida
          Registration Statement on Form S-4
          Filed July 23, 2025
          File No. 333-288902

Dear Charles M. Shaffer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Arzonetti at 202-551-8819 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance

cc: Randy Moore